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                                                                       Exhibit 6


                  IMPCO Determines BERU Offer to be Inadequate

     Cerritos, Calif. -- Sept. 14, 1999 -- IMPCO Technologies, Inc. (Nasdaq:IMCO) today announced that yesterday its board of directors reviewed and considered the proposal of BERU Aktiengesellschaft to purchase IMPCO in a transaction in which the stockholders would receive $14 per share in cash and unanimously determined that the offer was inadequate.

     Robert M. Stemmler, IMPCO's chairman, president and chief executive officer, confirmed that IMPCO's largest shareholder, Questor Partners Fund L.P., when contacted by the company, had expressed full support for the board's decision in this matter. Quester owned 2,034,326 shares, or just over 24 percent of IMPCO's outstanding Common Stock, at July 31, 1999.

     IMPCO Technologies, Inc. sells alternative fuel products and services worldwide. Headquartered in Cerritos, the company has additional facilities in Irvine, Calif.; Detroit; Seattle; and Australia, Japan, and Mexico. It operates in the Netherlands, France, Germany and the United Kingdom as IMPCO-BERU Technologies, B.V.

     IMPCO is a market leader in the original equipment manufacturer (OEM) marketplace and aftermarket for gaseous fuel management systems and components that allow internal combustion engines to operate on clean gaseous fuels such as propane and natural gas. IMPCO provides conversion systems for motor vehicles, forklifts, other material handling equipment, and small portable to large stationary engines.

Contact:

     IMPCO Technologies, Inc., Seattle
     Dale Rasmussen, 206/575-1594
          or
     Pondel/Wilkinson Group
     Gary S. Maier/Steven D. Stern, 310/207-9300



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